June 2, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-0510

Attention:                              Kari Jin

Re:           SEC Comment Letter dated May 19, 2009
TransAct Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009

Set forth below is the response of TransAct Technologies Incorporated (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 19, 2009 that pertain to Part III of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Commission on March 16, 2009 incorporated by reference from the Company’s definitive proxy filed on April 30, 2009.

For reference purposes, the Staff’s comments as reflected in the Commission’s letter dated May 19, 2009 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation (incorporated by reference from the definitive proxy statements filed on April 30, 2009)

Compensation Discussion and Analysis, page 11

1.
We note your disclosure on pages 11 and 12 that competitive market compensation paid by other companies is one of many factors you consider in assessing compensation, though you do not target compensation at a certain percentile within a peer group or otherwise rely solely on that data to determine compensation. To the extent you use compensation data about other companies as a reference point, even in part, to base, justify or provide a framework for a compensation decision, a discussion appears to be warranted regarding the market data relied upon and how that data affected compensation decisions. Refer to Item 402(b)(xiv) of Regulation S-K and Compliance and Disclosure Question 118.05 of the Division of Corporation Finance's Interpretations of Regulation S-K available on our website at http://www.sec.gov/divisions/corpfin/ guidance/regs-kinterp.htm

Our Compensation Committee did not utilize compensation data about other companies in making compensation determinations in 2008.  On page 11 of the Compensation Discussion and Analysis we noted that the Committee did not utilize a compensation consultant in 2008 but that the Committee determined that a compensation consultant should be retained in 2009 to assist the Committee in a review of market compensation data.  The Committee has engaged a compensation consultant for 2009, and to the extent that market data is used as a reference point in making compensation determinations, we will discuss this in our 2010 proxy statement.

2.
Based on your disclosure regarding the elements of compensation, it appears that individual performance or contributions are material elements used in determining compensation; however, we note that you have not included a discussion of these factors for any of the named executive officers. We further note your statement on page 13 that if performance objectives are achieved, the actual bonus amount payable to an executive could be modified based on an evaluation of the executive's individual performance. Please clarify whether this type of discretion was exercised regarding 2008 compensation. In addition, where individual performance or contributions are material to compensation, please include a discussion of the relevant factors for each of the named executive officers in future filings. Refer to Item 402(b)(vii) of Regulation S-K.

As disclosed on page 12 of our Compensation Discussion and Analysis, we utilized a single company wide earnings per share performance metric as the sole basis for determining annual incentive cash bonus payments in respect of 2008.  The Committee retains discretion to adjust compensation determinations based on individual performance in rare instances where it determines that the pre-established metrics don’t appropriately measure executive performance because of unforeseen events.  No such discretion was utilized in fiscal 2008.

2008 Executive Compensation, page 13

Base Salary, page 14

3.
Your disclosure indicates that your named executive officers elected to receive no increase in base salary during 2008. However, the summary compensation table shows that the salaries of Messrs. DeMartino and Kumpf and Mrs. Chernay were higher in 2008 than 2007. Please advise.

Our named executive officers did not receive any increase in annual base salary rates in 2008.  Executive officers last received an increase in annual base salary rates in March, 2007.  The amount of aggregate base salary reported in the summary compensation table for fiscal 2007 included two months earned  in fiscal 2007 (January and February 2007) at the 2006 annual base salary rate.  The amount reported in the summary compensation table for 2008 reflected a full year of salary earned at the 2007 annual base salary rate.

Equity Incentive awards, page 14

4.
We note that on page 13 you provide general information regarding policies relating to your long-term equity compensation. However, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in fiscal 2008. Please identify the specific factors that the company considered in determining the size of each grant in 2008, and explain how the company evaluated and weighed each factor. For example, if the compensation committee considered individual performance in determining the size of an officer's 2008 equity grant, you should explain how the committee evaluated the officer's performance and the weight it attributed to individual performance relative to the other factors considered in determining the overall size of the grant.

The Compensation Committee has determined that equity awards should be granted (1) in amounts that are relatively consistent with the level of historical grants made over the previous five years and (2) such that the compensation expense the Company incurs related to the grant is approximately equal to or lesser than the compensation expense incurred in the previous fiscal year.  As noted in the Compensation Discussion and Analysis and in response to Question 1, in 2009 the Compensation Committee retained a compensation consultant and expects to evaluate its equity grant practices in light of market based compensation data.  We will discuss any determinations or modifications the Compensation Committee makes in light of this evaluation.

*           *           *           *           *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (203) 859-6810.

Very truly yours,

/s/ Steven A. DeMartino
Steven A. DeMartino
Executive Vice President, Chief Financial Officer, Treasurer and Secretary